HAPPY HIPPIE BREWING COMPANY, LLC.,

FINANCIAL STATEMENTS
INTERNALLY PREPARED BY MANAGEMENT
DECEMBER 31, 2020

Date Prepared: July 25, 2022

HAPPY HIPPIE BREWING COMPANY, LLC
BALANCE SHEET (UNAUDITED)
AS OF DECEMBER 31, 2020

		December 31, 2020
Current Assets:		
Cash & Cash Equivalents (Note 3)	$	(210)
Accounts Receivable, Net		0
Inventory		3,940
Total Current Assets		3,730
Property & Equipment:		
Machinery & Equipment, at cost		15,269
Furniture & Fixtures, at cost		1,217
Accumulated Depreciation		(2,214)
Total Fixed Assets		14,272
Other Assets:		
Organization Costs, Net		3,565
Deposits		0
Total Other Assets		3,565
Total Assets	$	21,567

HAPPY HIPPIE BREWING COMPANY, LLC
BALANCE SHEET (UNAUDITED)
AS OF DECEMBER 31, 2020

		December 31, 2020
Total Liabilities		0
Members' Equity:		
Members' Equity		21,567
Total Members' Equity		21,567
Total Liabilities & Members' Equity	$	21,567

Internally prepared by Management
The Accompanying Notes Are An Integral Part of This Statement

HAPPY HIPPIE BREWING COMPANY, LLC
INCOME STATEMENT (UNAUDITED)
FOR THE YEARS ENDED DECEMBER 31, 2020

		Twelve Months Ended 12/31/2020
Sales	$	13,065
Cost of Sales		13,361
Gross Profit		(296)
Operating Expenses:		
Selling & Marketing Expenses		5,239
General & Administrative Expenses		
Facility Expenses (Note 2,4)		1,500
Tax & Licenses		3,644
Keg Leases (Note 2,4)		11,510
Depreciation Expense		1,649
Other General & Administrative Expenses		17,180
Total General & Administrative Expenses		35,483
Total Operating Expenses		40,722
Net Income (Loss)	$	(41,018)

HAPPY HIPPIE BREWING COMPANY, LLC
STATEMENT OF EQUITY
YEAR ENDED DECEMBER 31, 2020

Balance as of December 31, 2019	31,070
Contribution (Note 5)	31,515
Net Income (Loss)	(41,018)
Balance as of December 31, 2020	21,567

Internally prepared by Management
The Accompanying Notes are an Integral Part of this Statement

HAPPY HIPPIE BREWING COMPANY, LLC
STATEMENT OF CASH FLOW (UNAUDITED)
FOR THE YEARS ENDED DECEMBER 31, 2020

	Twelve Months Ended 12/31/2020
Cash Flows From Operating Activities:	
Net Income (Loss)	$ (41,018)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and Amortization	8,373
Changes in Assets and Liabilities:	
(Increase) Decrease in Accounts Receivable	0
Increase (Decrease) in Payroll Tax Payable	0
Net Cash Provided By (Used In) Operating Activities	(36,118)
Cash Flows From Investing Activities:	
Purchase of Machinery & Equipment	0
Purchase of Computer Equipment	0
Net Cash Used In Investing Activities	0
Cash Flows From Financing Activities:	
Additional Members Contribution (Note 6)	31,515
Loan proceeds	0
Net Cash Provided By (Used In) Financing Activities	31,515
Net Increase (Decrease) In Cash	(4,603)
Cash - Beginning of Year	4,393
Cash - End of Year	$ (210)

Supplemental Disclosures to the Statement of Cash Flows

The following schedule provides additional information concerning interst paid for the year ended December 31, 2020

Interest paid	$ -

Internally prepared by Management
The Accompanying Notes Are An Integral Part of This Statement

1. ORGANIZATION AND NATURE OF ACTIVITIES

Happy Hippie Brewing Company, LLC ("the Company") is a limited-liability company organized under the laws of the State of Texas. The Company is a brewery that produces and sells craft beer through wholesale channels.

2. GOING CONCERN

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company sustained net operating losses in 2020 and 2021.

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The Company will expand its sales team and implement new social media marketing strategies to drive sales growth. The Company is in negotiations to finalize a month to month lease for a new brewing location at significantly reduced rent versus that of 2021. In addition, the Company will be conducting a Reg CF to raise additional capital. The Company is in negotiations for obtaining a lease for a new taproom facility in Richardson from which it plans to sell its' products directly to consumers on a retail basis in addition to the ongoing wholesale activities. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above. These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through July 25, 2023 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates inherent in the preparation of these financial statements include, but are not limited to, useful life of fixed assets.

Cash and Cash Equivalents
Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue
The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Inventory
The Company values inventory at the lower of historical cost or market value.

Fixed Assets
The Company capitalizes assets with an expected useful life of one year or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

Rent
The Company shared brewery space with another brewing operation in 2020 under a non-cancellable operating lease that expired on June 30, 2022. Rent paid totaled $1,500 in 2020.

Advertising and Selling Expenses

The Company records advertising and selling expenses in the year incurred.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.
The Company is subject to tax filing requirements as a partnership in the federal jurisdiction of

the United States. As such, net income and certain other tax attributes are reported by the Company's members on their individual tax returns. The Company's federal income tax filings for 2019, 2020, and 2021 will remain subject to review by the US Internal Revenue Service until 2022, 2023, and 2024, respectively.

The Company collects sales tax on behalf of the State of Texas on sales to customers in that state. The Company's sales tax filings are generally subject to review by the State of Texas. The Company has determined that the contingent liability associated with any assessment that might be rendered as the result of any sales tax audit is not reasonably estimable at this time.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2016, the FASB issued ASU (Accounting Standards Update) 2016-02, *Leases*. The guidance requires all leases follow capitalization rules that would include the liability for the lease on the Balance Sheet of the Company. This guidance is now effective for years beginning January 1, 2023 for privately held companies. The Company has chosen not to implement the FASB ASU 2016-02 as a part of this financial statement. The liabilities for the Companies current operating leases are disclosed in footnote 5.

4. Operating Leases

The Company subleased space from another brewing operation (HS) in 2020 under a non-cancellable operating lease that expired on June 30, 2022. The rent amount varied based on certain usage factors. On January 1, 2022, the Company gave its' 30 barrel tank located at the facility to HS in lieu of paying rent for the final 6 months of the lease in 2022.

The Company leased a 30 barrel brew tank in 2020 for $500 per month. The lease ended In April 2021.

The company leases kegs through 3 operating leases with a total monthly payment of $635 as of the July, 25, 2022, the date of issuance of this report. Each lease can be extended 18 months at the end of the initial 36 month term. The Company has the option to purchase the kegs at the lease expiration at market value. The monthly payment including sales tax and maturity date of each lease is as follows:

Lease 1- $ 251 per month; matures October 2023
Lease 2- $ 239 per month; matures September 2024
Lease 3- $ 145 per month; matures January 2023

The 5 year lease commitment schedule is as follows:

2021	$ 21,119
2022	$ 7,620
2023	$ 5,021
2024	$ 1,912
Total	$ 35,672

5. Related Party Transactions
The Company's majority member contributed $31,515 to the Company in 2020..

6. Subsequent Events
Management considered events subsequent to the end of the period but before July 25, 2022, the date that the financial statements were available to be issued. As of the date of July 25, 2022, the Company is attempting to raise funds through a Regulation CF to open a facility to brew and sell products directly to the public. In addition, the company is in negotiations to finalize a month to month lease on new brewing space on a month to month lease for $500 a month plus $50 per barrel brewed.

The majority owner of the company continued to fund losses of the operation in 2021 and 2022 with additional contributions and by guaranteeing a Loan payable to Paypal.

The Company bought out the lease of the 30 barrel brewing system in May of 2021 at a cost of $14,000. As of January 20222, the Company provided this brewing system to the lessor of the warehouse space leased through June 2022 in lieu of paying 2022 rent.

On December 15, 2021 the Company borrowed $12,500 from Paypal with a total fixed loan fee of $1,720 and a term of 1 year. Weekly payments of $273 are required for 52 weeks. Assuming payments are made weekly as scheduled and there are no pre-payments, the effective interest rate of this note is 6%. The fixed fee is payable regardless of when the company pays the principal of the note.

The total annual payment amounts in future periods are as follows:
2022: $ 11,938